

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

July 28, 2020

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 2033
         File Nos. 333-239557 and 811-03763

Dear Mr. Fess:

On June 30, 2020, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2033, a unit investment trust that consists of the Blue Chip Value Portfolio, Series 1 (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary – Principal Investment Strategy

1.   The first paragraph in this section states that the trust seeks to provide "a portfolio of value securities that the sponsor believes are issued by large-cap, high quality U.S. companies." Please define "value securities."

Investment Summary – Security Selection

2.   The first bullet point states that the construction of the trust's portfolio begins with an initial universe of value stocks in the Russell Large-Cap Index. Please disclose how the trust determines that a stock in the Index is a value stock. Additionally, please disclose the actual name of the Russell Large-Cap Index, e.g., the Russell 1000 Index. Finally, please provide a market cap range for the stocks in the Index.

3.   The fourth bullet point in this section states that the sponsor "may screen for companies with a history of (and prospects for) above average growth of sales, earnings and dividends." Please explain to us why the sponsor may screen for characteristics typically associated with growth stocks in a portfolio that seeks to invest in value stocks.

Investment Summary – Principal Risks

4.   Please provide an expanded disclosure of REITs addressing the current conditions involving these investments.

GENERAL COMMENTS

5.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel

cc: Michael J. Spratt, Assistant Director
        Michael J. Shaffer, Branch Chief